SNIPP INTERACTIVE INC.

SNIPP AND ACH FOOD COMPANIES, INC. TO SPEAK AT 2015 ANA/BAA

PROMOTION MARKETING CONFERENCE

September 29th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rewards, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that they have been selected along with client ACH Food Companies, Inc. to speak at the upcoming Association of National Advertisers (ANA)/Brand Activation Association (BAA) Promotion Marketing conference on October 5–7, in West Harrison, N.Y.

The conference offers two days of thought leadership from senior marketers who will highlight successful marketing programs that leverage the tools and principles of Promotion Marketing.

Aaron Newhouse, Director of Shopper Marketing at ACH Food Companies, Inc. and Stephanie Kovner-Bryant VP, Sales & Client Services at Snipp Interactive, both of whom previously worked at large CPG companies, will be speaking on the topic “Challenger Brands: Cutting Through the Clutter.” They will discuss best practices on winning at retail, regardless of brand size or budget, how technology is helping brands engage at retail and how insights and data can best drive marketing decisions in those situations. The session will be held on Tuesday, October 6, 2015 at 2.45 pm.

Aaron Newhouse, Director of Shopper Marketing at ACH Food Companies, Inc. said, “I’m extremely excited to join this conference, both as a speaker as well as an attendee. I’m looking forward to the opportunity to interact with such a diverse audience regarding how to more effectively engage with our shoppers and drive action. Having worked on some of the largest brands in the world, I’m acutely aware of the role that Promotion Marketing can play for smaller brands as well, in order to differentiate themselves and create meaningful business results.”

Stephanie Kovner-Bryant VP, Sales & Client Services at Snipp Interactive added, “We are excited to have been selected to speak along with our client ACH Food Companies, Inc. We have run some successful campaigns for their brands this past year and look forward to taking the stage together to share our learnings, insights and recommendations on how challenger brands can combat the market clutter using innovative Snipp promotions solutions.”

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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